As filed with the Securities and Exchange commission on April 15, 2004

Registration Statement No. 333-111765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANALEX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	71-0869563
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5904 Richmond Highway

Suite 300

Alexandria, Virginia 22303

(703) 329-9400

(Address, including zip code, and telephone number, including are code, of registrant’s principal executive offices)

Sterling E. Phillips, Jr.

Chief Executive Officer

Analex Corporation

5904 Richmond Highway

Suite 300

Alexandria, Virginia 22303

(703) 329-9400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jane K. P. Tam, Esq.

Holland & Knight LLP

2099 Pennsylvania Avenue, N.W.

Washington, D.C. 20006

(202) 955-3000

Approximate date of commencement of proposed sale to public:    From time to time after this Registration Statement becomes effective

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Share to be Registered	Amount to be Registered	Amount of Registration Fee

Common Stock, $0.02 par value per share	13,738,268(1)	$0(2)

(1)	Consists of (a) 6,726,457 shares issuable upon conversion of Series A convertible preferred stock, $0.02 par value per share, (b) 3,321,707 shares issuable upon conversion of convertible secured subordinated promissory notes, (c) 2,009,632 shares issuable upon exercise of warrants held of record by certain selling stockholders, (d) 1,680,472 shares of common stock, and (e) pursuant to Rule 416 under the Securities Act of 1933, as amended, an indeterminate number of shares of common stock issued or issuable as a result of stock splits, stock dividends, recapitalizations or similar events.
(2)	An aggregate registration fee of $4,474 was previously paid in connection with the initial filing of the registration statement and the filing of amendment no. 1 to this registration statement.

The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED April 15, 2004

PROSPECTUS

13,738,268 Shares

ANALEX CORPORATION

Common Stock

This prospectus relates to shares of common stock that may be offered and sold at various times by the selling stockholders identified beginning on page 12 of this prospectus. The offering is not being underwritten. These shares include shares that are issuable from time to time upon conversion of shares of our Series A convertible preferred stock and our convertible secured subordinated notes and upon the exercise of warrants by the selling stockholders. We will not receive any proceeds from the sale of the shares.

The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

Our common stock is traded on the American Stock Exchange under the symbol “NLX.” On April 13, 2004, the closing sale price of the common stock on the American Stock Exchange was $4.76 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2004.

We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy shares of our common stock in any jurisdiction where offers and sales are not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, especially the risks of investing in our common stock discussed under “Risk Factors,” as well as the information incorporated by reference.

ANALEX CORPORATION

Analex Corporation (“Analex” or the “Company”) specializes in providing information technology, engineering and bio-defense services and solutions in support of our nation’s security. We focus on developing innovative technical approaches for the intelligence community, analyzing and supporting defense systems, designing, developing and testing aerospace systems and developing medical defenses and treatments for infectious agents used in biological warfare and terrorism.

Our business is divided into two segments: Analex and Advanced Biosystems (ABS). Our Analex segment consists of two business groups: the Homeland Security Group and the Systems Engineering Group. The Homeland Security Group provides information technology services, systems integration, hardware and software engineering and independent quality assurance in support of the U.S. intelligence community and the Department of Defense. The Systems Engineering Group provides engineering, information technology and program management support to NASA, the Department of Defense and major aerospace contractors such as Lockheed Martin and Northrup Grumman.

ABS is engaged in biomedical research for broad-spectrum defenses against toxic agents capable of being used as bioterrorist weapons, such as anthrax and smallpox.

Our executive offices are located at 5904 Richmond Highway, Suite 300, Alexandria, Virginia 22303, our telephone number is (703) 329-9400 and our Internet address is www.analex.com. The information on our Internet website is not incorporated by reference in this prospectus.

THE OFFERING

Common stock offered	13,738,268 shares of common stock are being offered by this prospectus. All of the shares offered by this prospectus are being sold by the selling stockholders. The selling stockholders consist of Peter C. Belford, Sr., Alexander G. Patterson and entities that purchased:

• an aggregate of 6,726,457 shares of our Series A convertible preferred stock, which are initially convertible into an aggregate of 6,726,457 shares of common stock;

• $10,000,000 aggregate principal amount of our convertible subordinated secured promissory notes, which are initially convertible into an aggregate of 3,321,707 shares of common stock; and

• warrants which are initially exercisable to acquire an aggregate of 2,009,632 shares of common stock.

Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.

American Stock Exchange symbol	NLX

In this prospectus, our Series A convertible preferred stock is referred to as the Series A preferred stock and our convertible subordinated secured promissory notes and warrants issued to the selling stockholders are referred to as the convertible notes and the warrants.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of your investment.

Risks Related To Our Business

We depend on contracts with U.S. federal government agencies, particularly clients within the Department of Defense and NASA, for substantially all of our revenue, and if our relationships with these agencies were impaired, our business could be materially adversely affected.

Sales to U.S. federal government agencies and their prime contractors represented approximately 98% of our total net sales for the twelve months ended December 31, 2003, 2002, and 2001. The Department of Defense, our principal U.S. government customer, accounted for approximately 44%, 52% and 64% of the Company’s revenues for the twelve months ended December 31, 2003, 2002 and 2001 respectively. With the acquisition of the former Analex Corporation in November 2001, NASA became a significant customer, generating 53% and 45% of revenues for the twelve months ended December 31, 2003 and 2002, respectively. Approximately 17% of our revenue and 72% of our operating income for fiscal year 2003 came from one prime contract with an agency within the Department of Defense. Approximately 30% of our revenue from NASA for fiscal year 2003 came from one prime contract which has a potential nine-year and four-month contract term if all option terms are exercised. In the event that not all the option terms are exercised, we will not be able to recognize the full value of the contract awarded. We believe that federal government contracts will continue to be the source of substantially all of our revenue for the foreseeable future. If we were suspended or debarred from contracting with the federal government generally, the Department of Defense, NASA or any significant agency in the intelligence community, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our business, prospects and financial conditions could be materially adversely affected.

Changes in the spending priorities of the federal government can materially adversely affect our business.

Our business depends upon continued federal government expenditures on defense, intelligence, aerospace and other programs that we support. Our contracts with the U.S. government are subject to the availability of funds through annual appropriations. These contracts may be terminated by the government for its convenience at any time, and generally do not require the purchase of a fixed quantity of services or products. Reductions in the U.S. government defense, intelligence or aerospace spending could adversely affect our operating results. While we are not aware of any present or anticipated reductions in the U.S. government spending on specific defense, intelligence, or aerospace-related programs or contracts, there can be no assurance that such reductions will not occur or that decreases in the U.S. government defense, intelligence or aerospace spending in general will not have a material adverse effect on our business and revenues in the future. A significant change in the spending priorities of the federal government could cause it and its many agencies to reduce their purchases under contracts, to exercise their right to terminate contracts at any time without penalty, or not to exercise options to renew contracts. Any such actions could cause our actual results to differ materially from those anticipated. Among the factors that could seriously affect our business are:

•	changes in federal government programs or requirements;

•	budgetary priorities limiting or delaying federal government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding, including potential governmental shutdowns (such as that which occurred during the government’s 1996 fiscal year) and other potential delays in the government appropriations process;

•	an increase in set-asides for small businesses that could result in our inability to compete directly for prime contracts; and

•	curtailment of the federal government’s use of technology solutions firms.

We may not receive the full amount authorized under contracts and we may not accurately estimate our backlog.

Although some of our federal government contracts require performance over a period of years, Congress often appropriates funds for these contracts for only one year at a time. As a result, our contracts typically are only partially funded at any point during their term, and all or some of the work intended to be performed under the contracts will remain unfunded pending subsequent Congressional appropriations and the obligation of additional funds to the contract by the procuring agency. Nonetheless, in calculating the amount of our backlog, we include amounts from future years of government contracts under which the government has the right to exercise an option for us to perform services. Our backlog of orders, based on remaining contract value, believed to be firm as of December 31, 2003 was approximately $171 million. However, because we may not receive the full amount we expect under a contract, our estimate of our backlog may be inaccurate and we may post results that differ materially from those anticipated.

We derive significant revenue from contracts awarded through a competitive bidding process, which can impose substantial costs upon us, and we will lose revenue if we fail to compete effectively.

We derive significant revenue from federal government contracts that are awarded through a competitive bidding process. We expect that most of the government business we seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks, including:

•	the need to bid on engagements in advance of the completion of their design, which may result in unforeseen difficulties in executing the engagement and cost overruns;

•	the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may not be awarded to us;

•	the need to accurately estimate the resources and costs that will be required to service any contract we are awarded;

•	the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction, or modification of the awarded contract; and

•	the opportunity cost of not bidding on and winning other contracts we might otherwise pursue.

To the extent we engage in competitive bidding and are unable to win particular contracts, we not only incur substantial costs in the bidding process that would negatively affect our operating results, but we may be precluded from operating in the market for services that are provided under those contracts for a number of years. Even if we win a particular contract through competitive bidding, our profit margins may be depressed as a result of the costs incurred through the bidding process.

We may lose money on some contracts if we underestimate the resources we need to perform under the contract.

We provide services to the federal government under three types of contracts: cost-reimbursement, time-and-materials, and fixed-price. For 2003, 51% of our contracts were cost- reimbursement, 33% were time-and-

materials, and 16% will be firm fixed-price. Each of these types of contracts, to differing degrees, involves the risk that we could underestimate our cost of fulfilling the contract, which may reduce the profit we earn or lead to a financial loss on the contract.

•	Cost-reimbursement contracts provide for payment of allowable incurred costs, to the extent prescribed in the contract, plus a profit component. These contracts establish a ceiling amount that the contractor may not exceed without the approval of the contracting officer. If our costs exceed the ceiling or are not allowable under the terms of the contract or applicable regulations, we may not be able to recover those costs.

•	Time-and-materials contracts provide for acquiring services on the basis of direct labor hours at specified fixed hourly rates. Profit margins on time-and-materials contracts fluctuate based on the difference between negotiated billing rates and actual labor and overhead costs directly charged or allocated to such contracts. We assume the risk that its costs of performance may exceed the negotiated hourly rates.

•	Fixed-price contracts provide for delivery of products or services for a price that is negotiated in advance on the basis of the contractor’s cost experience. The price is not subject to any adjustment and that means we assume the financial risk of costs overruns. If the costs exceed the estimates, profit margins decrease and a loss may be realized on the contract.

For all three contract types, we bear varying degrees of risk associated with the assumptions we use to formulate our pricing for the work. To the extent our working assumptions prove inaccurate, we may lose money on the contract, which would adversely affect our operating results.

The inability of our ABS segment to obtain additional contracts or research grants may adversely affect our operating results.

In the third quarter of 2003, our ABS segment fully depleted contract funding under its primary research contract, resulting in a decrease in segment revenues and a segment operating loss for that quarter. Subsequent to the completion of the third quarter of 2003, ABS obtained additional research contracts with an aggregate value of $920,000. However, these contracts are at a substantially decreased level of effort and shorter duration than our previous contracts. ABS’ future revenues and operating profits will continue to depend upon obtaining additional contracts or research grants. If ABS is unsuccessful in obtaining such contracts or grants, our operating results could be adversely affected. Management is exploring options for divestiture of ABS.

Unfavorable government audit results could force us to adjust previously reported operating results and could subject us to a variety of penalties and sanctions.

The federal government audits and reviews our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations, and standards. Like most government contractors, our contracts are audited and reviewed on a continual basis. An audit of our work, including an audit of work performed by companies we may acquire or subcontractors we have hired or may hire, could result in a substantial adjustment to our previously reported operating results. For example, any costs which were originally reimbursed could subsequently be disallowed. In this case, cash we have already collected may need to be refunded and operating margins may be reduced. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or debarment from doing business with U.S. federal government agencies. In addition, we could suffer serious harm to our reputation if allegations of impropriety were made against us, whether or not true.

Failure to maintain strong relationships with other contractors could result in a decline in our revenues.

Approximately 43% of our revenues for the twelve months ended December 31, 2003 were generated as a subcontractor to a prime contractor to the federal government. For 2003, we derived revenues from subcontracts with Northop Grumman and QSS Group, Inc., which in the aggregate comprised 18% and 15%, respectively, of our total revenues for the year. We expect to continue to depend on relationships with these and other contractors for a significant portion of our revenues in the foreseeable future. Our business, prospects, financial condition or operating results could be adversely affected if these and other contractors eliminate or reduce their subcontracts with us, either because they choose to establish relationships with our competitors or because they choose to directly offer services that compete with our business, or if the government terminates or reduces these other contractors’ programs or does not award them new contracts.

We must recruit and retain qualified skilled employees.

An integral part of our future success is dependent upon our ability to provide employees who have advanced information technology and technical services skills and who have excellent customer relationships within the defense, aerospace and intelligence communities. As described below, many of these employees must have security clearances of various levels issued by the appropriate intelligence agency. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these highly skilled employees, especially those requiring security clearances, our ability to maintain and grow our business could be negatively impacted. In addition, some of our contracts contain provisions requiring us to commit to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract, and we may not be able to recover its costs in the event the contract is terminated.

Our business is dependent upon obtaining and maintaining required security clearances.

Many of our federal government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with federal agencies’ requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances or if our employees who hold security clearances terminate employment with us, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

Employee misconduct, including security breaches, could result in the loss of clients and our suspension or disbarment from contracting with the federal government.

We may not be able to prevent our employees from engaging in misconduct, fraud or other improper activities that could adversely affect our business and reputation. Misconduct could include the failure to comply with federal government procurement regulations, regulations regarding the protection of classified information and legislation regarding the pricing of labor and other costs in government contracts. Many of the systems we develop involve managing and protecting information involved in national security and other sensitive government functions. A security breach in one of these systems could prevent us from having access to such critically sensitive systems. The precautions we take to prevent and detect this activity may not be effective, and we could face unknown risks or losses. As a result of employee misconduct, we could face fines and penalties, loss of security clearance and suspension or debarment from contracting with the federal government, which could cause our actual results to differ materially from those anticipated.

If our subcontractors fail to perform their contractual obligations, our performance as a prime contractor and our ability to obtain future business could be materially and adversely impacted and our actual results could differ materially from those anticipated.

Our performance of government contracts regularly involves the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as a prime contractor. A subcontractor’s performance deficiency could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders. Depending upon the level of problem experienced, such problems with subcontractors could cause our actual results to differ materially from those anticipated.

Federal government contracts contain provisions giving government customers a variety of rights that are unfavorable to us, including the ability to terminate a contract at any time for convenience.

Federal government contracts contain provisions and are subject to laws and regulations that provide government clients with rights and remedies not typically found in commercial contracts. These rights and remedies allow government clients, among other things, to:

•	terminate existing contracts, with short notice, for convenience, as well as for default;

•	reduce or modify contracts or subcontracts;

•	terminate our facility security clearances and thereby prevent us from receiving classified contracts;

•	cancel multi-year contracts and related orders if funds for contract performance for any subsequent year become unavailable;

•	decline to exercise an option to renew a multi-year contract;

•	claim rights in products, systems, and technology produced by us;

•	prohibit future procurement awards with a particular agency due to a finding of organizational conflict of interest based upon prior related work performed for the agency that would give a contractor an unfair advantage over competing contractors;

•	subject the award of contracts to protest by competitors, which may require the contracting federal agency or department to suspend our performance pending the outcome of the protest and may also result in a requirement to resubmit bids for the contract or in the termination, reduction, or modification of the awarded contract; and

•	suspend or debar us from doing business with the federal government or with a particular governmental agency.

If a government customer terminates one of our contracts for convenience, we may recover only our incurred or committed costs, settlement expenses, and profit on work completed prior to the termination. If a federal government customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts or suspend or debar us from doing business with government agencies, our revenue and operating results would be materially harmed.

We must comply with a variety of laws and regulations, and our failure to comply could cause our actual results to differ materially from those anticipated.

We must observe laws and regulations relating to the formation, administration and performance of federal government contracts which affect how we do business with our clients and may impose added costs on our business. For example, the Federal Acquisition Regulation and the industrial security regulations of the Department of Defense and related laws include provisions that:

•	allow our federal government clients to terminate or not renew our contracts if we come under foreign ownership, control or influence;

•	require us to disclose and certify cost and pricing data in connection with contract negotiations; and

•	require us to prevent unauthorized access to classified information.

Our failure to comply with these or other laws and regulations could result in contract termination, loss of security clearances, suspension or debarment from contracting with the federal government, civil fines and damages and criminal prosecution and penalties, any of which could cause our actual results to differ materially from those anticipated.

We face intense competition from many competitors that have greater resources than we do, which could result in price reductions and reduced profitability.

Competition within the information technology and government contracting arena is intense. Many of our competitors are large federal systems integrators, such as Anteon International Corporation, CACI International Inc., Computer Sciences Corporation, Science Applications International Corporation, Veridian Corporation, and large defense and aerospace contractors, such as Boeing and Lockheed Martin. These companies have far greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than we do. In recent quarters, these competitors have announced year-over-year internal (“organic”) revenue growth rates which are larger than ours. Selection of a contractor by the federal government is based primarily on a combination of the price of services and evaluation of technical capability, as well as past performance, quality of service and responsiveness to client requirements. Given our size, larger government contractors operating in this business area may be able to provide a breadth of service offerings beyond our capabilities. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, financial condition or operating results. Our competitors also have established or may establish relationships among themselves or with third parties, including through mergers and acquisitions, to increase their ability to address client needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge.

We may have difficulty identifying and executing acquisitions on favorable terms; and if we undertake acquisitions, they could be expensive, increase our costs or liabilities, and disrupt our business.

One of our strategies following the completion of the Pequot transaction in December 2003 is to pursue growth through acquisitions. We have completed a limited number of acquisitions in our history. We may not be able to acquire candidates at prices that we consider appropriate or to finance acquisitions on terms that are satisfactory to us. We may desire to use our common stock as consideration in acquisitions, and therefore any decline in the market price of our common stock or any unwillingness of owners of businesses we wish to acquire to accept our common stock as part of the purchase price could adversely affect our ability to complete acquisitions or require us to use more of our cash resources or incur additional financing to do so.

After an appropriate acquisition candidate has been identified, we may not be able to successfully negotiate the terms of the acquisition, finance the acquisition or, if the acquisition occurs, successfully integrate the acquired business into our existing business. Negotiations of potential acquisitions and the integration of acquired business operations could disrupt our business by diverting management attention away from day-to-day operations. Acquisitions of businesses or other material operations may require additional debt or equity financing, resulting in additional leverage or dilution of equity ownership. We also may not realize cost efficiencies or synergies that we anticipated when selecting our acquisition candidates. Acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition. Any costs, liabilities, or disruptions associated with any future acquisitions we may pursue could harm our operating results. To the extent we are unable to pursue our acquisition strategy, we will be required to rely on internal growth to expand our business.

We may need to raise additional capital.

We expect that the proceeds from the sale of the Series A Preferred Stock together with the borrowing availability under our credit facility will be sufficient to fund our normal operations for at least the next twelve months. However, we anticipate that we will need to obtain additional financing earlier through sale of equity and debt securities to fund our acquisitions. We may also need to obtain additional financing over the next twelve months if our current plans or projections prove to be inaccurate or our expected cash flows prove to be insufficient to fund our operations because of lower-than-expected revenues, unanticipated expenses or other unforseen difficulties. Our ability to obtain additional financing will depend on a number of factors, including market conditions, our operating performance and investor interest. These factors may make the timing, amount, terms and conditions of any financing unattractive. If additional financing is raised through sale of our common stock, it will result in further dilution to our existing stockholders.

Our substantial debt could adversely affect our financial and operating flexibility.

On December 9, 2003, the Company sold to Pequot $10 million in aggregate principal amount of Convertible Notes. The Convertible Notes bear interest at an annual rate of 7% and mature on December 9, 2007. The indebtedness incurred with respect to the Convertible Notes is material in relation to our ability to service the debt from our operating cash flow and our ability to repay the debt in full at maturity. There can be no assurance that sufficient funds will be available to meet our operating needs, or to repay the Convertible Notes or to redeem the Series A Preferred Stock in accordance with their respective terms. Our ability to repay the Convertible Notes at maturity may also be adversely affected by the right of the holders of the Series A Preferred Stock to contemporaneously require the Company to redeem their shares of Series A Preferred Stock. As of March 1, 2004, as a result of the Pequot financing and prior to the use of the net proceeds for one or more potential acquisitions, the Company has no outstanding balance under its credit facility and $2.1 million outstanding under its term loan facility with the Bank of America. Although we were able to reduce our bank debt during 2003, there is no assurance that we would be able to do that in future years.

Our debt instruments contain numerous financial and operational covenants that further limit our operational flexibility.

Our credit agreement with the Bank of America contains financial covenants that, among other things, require us to maintain certain ratio of total funded debt to EBITDA and certain fixed charge coverage ratio. The credit agreement also restricts our ability to dispose properties, incur additional indebtedness, pay dividends or other distributions, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, engage in mergers or consolidations, and engage in transactions with affiliates.

Our ability to comply with the financial covenants in our credit agreement will be affected by our financial performance as well as events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of the covenants in our credit agreements could result in a default, which would permit Bank of America to declare all amounts borrowed thereunder, together with accrued and unpaid interest, to be due and payable. If we are unable to repay our indebtedness, Bank of America could proceed against our accounts receivable and other assets which are the collateral securing the indebtedness.

Risks Related to Our Common Stock

In the absence of acquisitions that might add substantial incremental earnings to our operating results, it is likely that our net income to common shareholders for 2004 will be a loss.

Pursuant to the U.S. Generally Accepted Accounting Principles, accounting for the Pequot Series A Preferred Stock and Convertible Notes and related Warrants (the “Pequot Instruments”) will include cash and non-cash charges each year for as long as the Pequot Instruments remain outstanding and are not converted into our common stock. The U.S. GAAP accounting is based on the following factors: our closing stock price of $4.04 on December 8, 2003 (the day prior to the issuance of the Pequot Instruments), a calculated trailing 4-year price volatility of 95%, the application of the Black Scholes formula to the valuation of the Warrants related to the Pequot Instruments, the computation of a remaining beneficial conversion feature for each Pequot Instrument, and the other terms of the Pequot Instruments. These factors result in charges of approximately $7.2 million per year, consisting of $700,000 in cash interest and approximately $1.8 million in non-cash amortization charges per year to the net income line of the profit and loss statement with respect to the Convertible Notes, and $900,000 in cash dividends and approximately $3.8 million in non-cash amortization charges per year to the net income to shareholders line with respect to the Series A Preferred Stock. As a result, in the absence of acquisitions that might add substantial incremental earnings, the net income to common shareholders for 2004 would likely be a loss. It is our plan to seek acquisitions that will add significant incremental earnings to our operating results. However, there can be no assurance that any acquisition will be consummated at all, or, if consummated, that the acquisition will be timely to substantially increase earnings for the year. Consequently, there can be no assurance that any incremental earnings, net of the associated additional financing costs related to an acquisition, will be sufficient to offset the incremental charges associated with the Pequot Instruments or to generate significant net income to the common shareholders.

As a significant stockholder, Pequot, whose interests may not be aligned with yours, will continue to exercise significant influence over the Company, which could result in actions of which you or other stockholders may not approve.

Pequot currently holds approximately 34% of our outstanding voting securities. Upon conversion of Pequot’s Convertible Notes and exercise of the Warrants, Pequot would hold approximately 48% of our voting securities. In addition, pursuant to the provisions of a Stockholders’ Agreement dated December 9, 2003, Pequot, together with certain other principal stockholders, have agreed to vote their securities for a seven-person board comprised of two directors designated by Pequot, one independent director appointed by Pequot and acceptable to our CEO, our CEO and three non-employee directors designated by our CEO and acceptable to Pequot. Pequot together with the other parties to the Stockholders’ Agreement own a majority of the voting stock of the Company, and as a result, control the election of directors. In addition, for as long as 50% of the Series A Preferred Stock originally issued remains outstanding, we may not take numerous actions without obtaining the written consent of the holders of a majority of the Series A Preferred Stock. If we fail to redeem the Series A Preferred Stock in accordance with its terms for a period of 9 consecutive months, or it fails to pay principal, interest and other payments due under the Convertible Notes for a period of 12 consecutive months, then Pequot will have the right to designate additional directors so that Pequot’s designees comprise a majority of the board.

Pequot’s significant ownership interests could deter any third party from making an offer to buy our company.

The significant ownership interest and significant influence of Pequot could effectively deter a third party from making an offer to acquire our company, which might involve a premium over the current stock price or other benefits for stockholders, or otherwise prevent changes in the control or management of our company. The Series A Preferred Stock bears a cumulative annual dividend of 6%. If our available cash for operations does not meet certain specified levels or if the cash dividend payment on the Series A Preferred Stock will result in an event of default under our senior credit facility, dividends will be paid in additional shares of Series A Preferred Stock, causing Pequot’s ownership interest to be even higher. There are also no restrictions, in the form of a standstill agreement or otherwise, on the ability of Pequot or its affiliates to purchase additional securities of our company and thereby further consolidate its ownership interest.

A substantial number of shares are eligible for sale in the near future, which could cause our common stock price to decline significantly.

Future sales of our common stock in the public market could lower our stock price and impair our ability to raise funds in any new stock offerings. As of March 15, 2004, we had approximately 13 million outstanding shares of common stock that were subject to dilution by:

•	6,726,457 shares of common stock offered under this prospectus that are issuable upon conversion of the Series A Preferred Stock;

•	3,321,707 shares of common stock offered under this prospectus that are issuable upon the conversion of the Convertible Notes;

•	2,009,632 shares of common stock offered under this prospectus that are issuable upon the exercise of the Warrants; and

•	2,995,573 shares of common stock issuable upon the exercise of the outstanding vested stock options and/or warrants.

Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock prevailing from time to time in the public market and could impair our ability to raise funds in additional stock offerings.

The price of our common stock could be volatile.

Our common stock is listed on the American Stock Exchange and has experienced, and may experience in the future, significant price and volume fluctuations which could adversely affect the market price of our common stock without regard to our operating performance. In addition, the trading price of our common stock could be subject to significant fluctuations in response to actual or anticipated variations in our quarterly operating results announcements by us or our competitors, factors affecting the defense, intelligence and/or aerospace industries generally, changes in national or regional economic conditions, changes in securities analysts’ estimates for our competitors’ or industry’s future performance or general market conditions. The market price of our common stock could also be affected by general market price declines or market volatility in the future or future declines or volatility in the prices of stocks for companies in our industry.

As a result of the preferential rights of Series A Preferred Stock, holders of common stock may receive no payment at all upon a liquidation of our company.

Upon any liquidation, dissolution or winding up of our company, holders of Series A Preferred Stock are entitled to receive, out of our company’s assets available for stockholder distributions and prior to distributions to junior securities (including our common stock), an amount equal to the Series A Preferred Stock purchase price plus any accrued but unpaid dividends. No distribution upon liquidation may be made to the holders of common stock until the holders of the Series A Preferred Stock have been paid their liquidation preferences. As a result, it is possible that, upon liquidation, all amounts available for the holders of our equity would be paid to the holders of the Series A Preferred Stock and that the holders of common stock would not receive any payment.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

Except for the historical information contained herein, this prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements may be identified by reference to a future period by use of forward-looking terminology such as “anticipate,” “expect,” “could,” “intend,” “may” and other words of a similar nature. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue expectations disclosed in the forward-looking statements. Actual results or events could differ materially from the plans, intentions or expectations disclosed in the forward-looking statements we make. We have included certain important factors and risks in the cautionary statements included or incorporated in this prospectus, particularly under “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

All of the shares of common stock offered by this prospectus are being offered by the selling stockholders. For information about the selling stockholders, see “Selling Stockholders.” We will not receive any proceeds from the sale of shares by the selling stockholders.

SELLING STOCKHOLDERS

We are registering an aggregate of 13,738,268 shares of common stock under this prospectus on behalf of the selling stockholders. The shares being registered consist of 1,038,733 shares held by Peter Belford, 641,739 shares held by Alexander Patterson, and (i) 6,726,457 shares issuable upon conversion of the Series A preferred stock, (ii) 3,321,707 shares issuable upon conversion of the convertible notes and (iii) 2,009,632 shares issuable upon exercise of the warrants, held of record by Pequot Private Equity Fund III, L.P., and Pequot Offshore Private Equity Partners III, L. P. (sometimes referred to in this prospectus as Pequot or the Pequot funds). The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership, distribution or other non-sale related transfer.

We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that we know of, we cannot estimate the number of the shares the selling stockholders will hold after the completion of the offering. For the purposes of the following table, we have assumed that the selling stockholders will sell all of the shares covered by this prospectus.

Beneficial ownership shown in the following table is calculated in accordance with the rules of the Securities and Exchange Commission.

Name of Stockholder	Number of Shares Beneficially Owned Before the Offering		Number of Shares Offered		Number of Shares Beneficially Owned After the Offering
Peter C. Belford, Sr.	1,038,733		1,038,733		0
Alexander G. Patterson	641,739		641,739		0
Pequot Private Equity Fund III, L.P.(1)(4) c/o Pequot Capital Management, Inc. 500 Nyala Farm Road Westport, CT 06880	10,568,044	(1)(2)(4)	10,568,044	(2)	0

Pequot Offshore Private Equity Partners III, L.P.(1)(4) c/o Pequot Capital Management, Inc. 500 Nyala Farm Road Westport, CT 06880	1,489,752	(1)(3)(4)	1,489,752	(3)	0

(1)	Pequot Capital Management, Inc., the investment manager/advisor of the Pequot funds, exercises sole voting and investment power for all shares held of record by such funds. The sole director and controlling stockholder of Pequot Capital Management, Inc. is Arthur J. Samberg.
(2)	This amount includes (i) 5,895,397 shares issuable upon conversion of Series A preferred stock, (ii) 2,911,307 shares issuable upon conversion of the convertible notes, and (iii) 1,761,340 shares issuable upon exercise of the warrants.
(3)	This amount includes (i) 831,060 shares issuable upon conversion of Series A preferred stock, (ii) 410,400 shares issuable upon conversion of the convertible notes, and (iii) 248,292 shares issuable upon exercise of the warrants.
(4)	Mr. Poch is a Managing Director of Pequot Capital Management, Inc. and Mr. Hale is a Principal of Pequot Capital Management, Inc. (both of whom are General Partners of the Pequot funds). Mr. Poch and Mr. Hale are directors of Analex Corporation and may be deemed to beneficially own the securities held of record by Pequot. Mr. Poch and Mr. Hale disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein.

Relationships between Analex and the Selling Stockholders

Mr. Belford was the President of the former Analex Corporation from 2000 until it was acquired by the Company pursuant to an Agreement and Plan of Merger dated November 1, 2001 (the “Merger Agreement”). Mr. Belford has been a member of our Board of Directors since November 2001. Mr. Belford is one of our principal stockholders who entered into a Stockholders’ Agreement with the Pequot funds in December 2003, the terms of which are described below.

As a stockholder of the former Analex Corporation, Mr. Patterson was also a party to the Merger Agreement. Pursuant to the Merger Agreement, Mr. Belford and Mr. Patterson received 1,108,397 and 342,485 shares of our Common Stock, respectively, and each was given certain piggyback registration rights. As of the date of this filing, Mr. Belford has 1,038,733 shares and Mr. Patterson has 641,739 shares of our Common Stock. We are including these securities in this Registration Statement in compliance with the terms of the Merger Agreement.

Pursuant to the Merger Agreement, the Company issued promissory notes in the principal amounts of $200,000 and $700,000 to Mr. Belford and Mr. Patterson, respectively, with respect to the award of the NASA Expendable Launch Vehicle Integrated Support (ELVIS) contract to the Company. Each of these notes has a three-year term, is payable in twelve quarterly payments, and bears an interest rate equal to the prime rate plus one percent, adjustable on an annual basis on the anniversary date of the note. The Company also continues to make payments to Mr. Belford and Mr. Patterson pursuant to promissory notes issued in connection with the Merger Agreement.

On July 18, 2003, we entered into a purchase agreement with the Pequot funds with respect to the sale of Series A preferred stock, convertible notes and warrants to the Pequot funds (the “Pequot Purchase Agreement”). At a special meeting of stockholders of the Company on December 9, 2003, stockholders approved sale of the securities in a private placement to the Pequot funds. On December 9, 2003, pursuant to the Pequot Purchase Agreement, the Company (i) issued and sold to the Pequot funds an aggregate of 6,726,457 shares of the Company’s Series A Convertible Preferred Stock, par value $0.02 per share for a purchase price of $2.23 per share, representing an aggregate consideration of approximately $15,000,000; (ii) in connection with the issuance and sale of the Preferred Stock, issued to the Pequot funds warrants which are initially exercisable to acquire 1,345,291 shares of common stock; (iii) issued and sold to the Pequot funds $10,000,000 in aggregate principal amount of the Company’s Secured Subordinated Convertible Promissory Notes, which are initially convertible into an aggregate of 3,321,707 shares of common stock; and (iv) in connection with the issuance and sale of the Convertible Notes, issued to the Pequot funds warrants which are initially exercisable to acquire 664,341 shares of common stock.

The Pequot Purchase Agreement contains certain customary affirmative and negative covenants with which we must comply.

Terms of the Series A Preferred Stock

Rank

The Series A Preferred Stock ranks:

•	junior to any other class or series of the Company’s capital stock that specifically ranks senior to the Series A Preferred Stock with respect to dividend, redemption, liquidation and other rights (“Senior Securities”);

•	senior to the Common Stock with respect to dividend, redemption, liquidation and other rights;

•	senior to any class or series of the Company’s capital stock that does not specifically rank senior to or on parity with the Series A Preferred Stock with respect to dividend, redemption, liquidation and other rights (“Junior Securities”); and

•	on parity with any class or series of the Company’s capital stock that specifically ranks on parity with the Series A Preferred Stock with respect to dividend, redemption, liquidation and other rights (“Parity Securities”).

Dividend Rights

Holders of the outstanding Series A Preferred Stock are entitled to receive cumulative dividends on the Series A Preferred Stock each quarter beginning on September 30, 2003 at the per annum rate of 6% of the Series A purchase price, $2.23 (the “Series A Purchase Price”). The dividend is payable in cash; provided, however, that if at any time

•	the Company’s available cash for operations for the twelve month period following the date any such quarterly dividend is due is less than $1,000,000 in excess of business projections approved by the Company’s Board of Directors for such twelve month period, or

•	the Company’s payment of the dividend in cash will result in an event of default under the Company’s senior indebtedness,

then the dividend, at the option of the Company, may be paid in shares of Series A Preferred Stock valued at the Series A Purchase Price.

Holders of the Series A Preferred Stock are entitled to receive such dividends:

•	immediately after the payment of any dividends to Senior Securities required by the Company’s certificate of incorporation;

•	prior to any payment of dividends to Junior Securities and the Common Stock; and

•	at the same time as the payment of dividends to Parity Securities.

Liquidation Rights

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of outstanding Series A Preferred Stock will be entitled to be paid out of the assets of the Company available for stockholders, after any distributions with respect to Senior Securities required by the Company’s Certificate of Incorporation, prior to any distributions with respect to Junior Securities and Common Stock and on parity with distributions with respect to Parity Securities, an amount per share of Series A Preferred Stock equal to the sum of the Series A Purchase Price (as adjusted for stock splits, stock dividends and similar events) plus any accrued but unpaid dividends on the Series A Preferred Stock. Certain mergers or consolidations involving the Company or sales of all or substantially all of the capital stock or assets of the Company will be deemed to be a liquidation, dissolution or winding up of the Company unless the holders of a majority of the then outstanding Series A Preferred Stock elect not to treat such transactions as liquidation events.

If the amounts payable with respect to the Series A Preferred Stock and Parity Securities upon any liquidation, dissolution or winding up of the Company are not paid in full, then the holders of the Series A Preferred Stock and the holders of Parity Securities will share ratably in any distribution of assets, based on the full liquidation amounts to which each such series of stock is entitled.

Voting and Approval Rights

Holders of Series A Preferred Stock are entitled to vote on actions to be taken by the stockholders together with all other classes and series of voting stock of the Company as a single class, except as otherwise provided by applicable law or as described below. Each share of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock is convertible. Currently, each share of Series A Preferred Stock is entitled to one vote.

As long as 50% of the shares of Series A Preferred Stock issued remain outstanding, or, if the Company has failed to comply with its redemption obligations described below under “—Redemption,” as long as any shares of Series A Preferred Stock remain outstanding, the Company may not take any of the following actions without first obtaining the written consent of the holders of a majority of the Series A Preferred Stock outstanding:

•	merge or consolidate with one or more corporations or sell all or substantially all of the capital stock or assets of the Company;

•	make an acquisition or series of related acquisitions for aggregate consideration greater than $10,000,000;

•	make any change or amendment to the Company’s Certificate of Incorporation (including the Series A Certificate of Designations) or Bylaws that adversely affects the voting powers, preferences or other rights of the Series A Preferred Stock;

•	issue any Senior Securities or any Parity Securities or any securities convertible into Senior or Parity Securities;

•	pay any dividends on the Company’s capital stock, except for dividends on the Series A Preferred Stock;

•	voluntarily liquidate or dissolve or recapitalize or reorganize the Company;

•	borrow funds, in one borrowing or a series of borrowings, in an amount exceeding $1,000,000, other than revolving lines of credit provided by lenders based upon the Company’s accounts receivable;

•	redeem or repurchase any of the Company’s capital stock, except for repurchases of employee Common Stock upon termination of employment pursuant to current employment agreements;

•	increase or decrease the number of members on the Company’s Board of Directors; or

•	elect, appoint or remove the Chief Executive Officer, Chief Financial Officer, President or Chief Operating Officer of the Company.

Conversion

General.    Shares of Series A Preferred Stock are convertible by their holders, at any time, into Common Stock, initially at a rate of one share of Common Stock for every share of Series A Preferred Stock, reflecting an initial conversion price equal to the Series A Purchase Price. The conversion price of the Series A Preferred Stock is subject to adjustment as described below.

Automatic Conversion.    The Series A Preferred Stock will automatically convert into Common Stock, if, any time following 18 months after December 9, 2003:

•	the average closing price of the Common Stock over the immediately preceding 20 consecutive trading day period exceeds 2.5 times the conversion price for the Series A Preferred Stock in effect at such time; or

•	with respect to any holder’s shares of Series A Preferred Stock, such holder does not accept, within 60 days of notice to such holder, the Company’s offer to purchase the Series A Preferred Stock for an amount per share equal to at least 2.5 times the conversion price for the Series A Preferred Stock in effect at such time.

Any Series A Preferred Stock issued upon the conversion of the Convertible Notes is subject to automatic conversion into Common Stock as described above. See “Terms of the Convertible Notes—Conversion,” below.

Subject to the limitations on payment of cash dividends described above in “—Dividends,” the Company will pay accrued but unpaid dividends on the Series A Preferred Stock at the time of any automatic conversion.

Automatic conversion may only occur if Company has a currently effective registration statement on file with the SEC covering the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Convertible Notes and upon the exercise of the Warrants and such shares are listed on the AMEX or another stock exchange approved by the holders of a majority of the Series A Preferred Stock.

Adjustment of Conversion Price.    The conversion price of the Series A Preferred Stock is subject to adjustment for specified events described in the Series A Certificate of Designations, including stock splits, reclassifications and exchanges, issuance of stock dividends, mergers and certain sales of assets and certain issuances of Common Stock or other securities convertible into or exercisable for Common Stock at prices that are or are deemed to be below the conversion price at the time of such issuance.

Redemption

At any time after December 9, 2007, the holders of the Series A Preferred Stock are entitled to require the Company to redeem their Series A Preferred Stock at a per share price equal to the Series A Purchase Price (as adjusted for stock splits, stock dividends and similar events) plus any accrued but unpaid dividends. The redemption will be made in four equal quarterly installments beginning 60 days after the redemption rights are exercised, and the redemption price is payable in cash.

If the funds legally available to the Company to redeem the Series A Preferred Stock are not sufficient to redeem all of the shares of Series A Preferred Stock required to be redeemed on any date, the available funds will be used to redeem the Series A Preferred Stock on a pro rata basis. If, at the end of any calendar quarter after such partial redemption, additional funds become available to redeem the Series A Preferred Stock, such funds will immediately be used to redeem additional shares of Series A Preferred Stock until all shares of Series A Preferred Stock required to be redeemed have been redeemed.

If the Company does not, or is unable to, redeem the Series A Preferred Stock as required under the Series A Certificate of Designations, the holders of the Series A Preferred Stock will have the right to pursue remedies available to them at law or in equity. In addition, if the Company is unable to effect any required quarterly redemption of Series A Preferred Stock for a period of nine consecutive months after such redemption was required, the holders of the Series A Preferred Stock will have the right to designate additional directors so that directors designated by the holders comprise a majority of the Board.

Preemptive Rights

Holders of the Series A Preferred Stock and any debt or equity securities of the Company that are convertible into Series A Preferred Stock (including but not limited to the Convertible Notes) are entitled to purchase their respective pro rata share (based upon their ownership of, or rights to acquire, Common Stock) of any private equity offering by the Company, except for specified securities issuances including:

•	certain issuances of securities to employees, consultants, officers or directors of the Company and issuances of options to any of such persons pursuant to a plan approved by the Board of Directors;

•	securities issued pursuant to exercise of the Warrants;

•	securities issued pursuant to the conversion of the Convertible Notes;

•	issuances of Series A Preferred Stock and issuances of Common Stock upon the conversion of the Series A Preferred Stock or the exercise of options;

•	securities issued to financial institutions in connection with credit transactions approved by a majority of the Board (including each member designated by Pequot);

•	securities issued for consideration other than cash pursuant to a merger, acquisition or similar business combination approved by the Board; and

•	securities issued pursuant to stock splits, stock dividends and similar events.

Terms of the Convertible Notes

Maturity

The Convertible Notes will mature on December 9, 2007.

Interest

Interest on the Convertible Notes is payable at a rate of 7% per annum. Interest is payable in cash quarterly in arrears; provided, that, at the Company’s option, interest will accrue and will be added to principal if:

•	the Company’s available cash for operations for the twelve month period following the date any such quarterly interest payment is due is less than $1,000,000 in excess of business projections approved by the Company’s Board of Directors for such twelve month period; or

•	the interest payment in cash will result in a default under the Company’s senior indebtedness.

The interest rate will increase to 11% if the Company defaults on any principal or interest payment obligation under the Convertible Notes following a five-day cure period.

Prepayment

Principal and interest on the Convertible Notes may not be prepaid without the prior consent of the holders of a majority of the principal amount outstanding under the Convertible Notes until 18 months from December 9, 2003. At any time after 18 months from December 9, 2003, the Company may prepay principal and interest under the Convertible Notes by so notifying the holders of the Convertible Notes. Any prepayment will be made, at the option of the holders of a majority of the principal amount outstanding under the Convertible Notes either:

•	in cash in an amount equal to the sum of (a) the aggregate principal amount outstanding and (b) the net present value (discounted at a rate of 7% per annum) of the interest that is accrued and unpaid as of the prepayment date and the interest that would have been payable by the Company through the maturity date of the Convertible Notes; or

•	by conversion of the Convertible Notes into Series A Preferred Stock at the Series A Purchase Price (subject to adjustments for stock splits, dividends and similar events) and the payment by the Company of all accrued and unpaid interest on the Convertible Notes in cash or, at the option of the holder, in shares of Series A Preferred Stock.

If any Convertible Note is prepaid, each Convertible Note will be prepaid, in whole or in part, pro rata, based on the principal amount outstanding under the respective Convertible Notes. Prepayment of the Convertible Notes may only occur if the Company has an effective registration statement filed with the SEC covering the resale of the shares of Common Stock issuable upon the conversion of the Series A Preferred Stock and the Convertible Notes and upon the exercise of the Warrants and such shares are listed on AMEX or another stock exchange approved by the holders of a majority of the Series A Preferred Stock.

Security Arrangements

The Company’s obligations under the Convertible Notes are secured by a lien on substantially all of the assets of the Company and its subsidiaries and are guaranteed by the Company’s subsidiaries. In addition, the Company has pledged all of its stock in its subsidiaries and all distributions with respect to such stock to the Convertible Note holders. Such security interests, guarantees and pledges are subordinate to the security interests granted by the Company and its subsidiaries to the Company’s senior lenders, as described in “—Subordination,” below.

Subordination

The rights of the holders of the Convertible Notes, including their rights to payment of principal and interest and the security interests granted by the Company and its subsidiaries with respect to the Convertible Notes, are subordinated to:

•	the rights of Bank of America under the Bank of America Credit Agreement in accordance with the Intercreditor and Subordination Agreement by and among Pequot, Bank of America, the Company and its subsidiaries, dated December 9, 2003 (the “Intercreditor Agreement”); and

•	the rights of any other lender or lenders with respect to future indebtedness senior to the Convertible Notes pursuant to an intercreditor agreement containing terms no less favorable, as a whole, to Pequot than the terms of the Intercreditor Agreement.

As of December 31, 2003, the Company has no outstanding balance under its credit facility.

The Intercreditor Agreement provides for the relative rights of Bank of America and the holders of the Convertible Notes with respect to the Company’s indebtedness and related security interests in the assets of the Company and its subsidiaries. Under the Intercreditor Agreement, Pequot agrees not to accelerate the indebtedness under the Convertible Notes or take specified enforcement actions or institute specified proceedings against the Company until certain circumstances described in the Intercreditor Agreement have occurred. The Intercreditor Agreement provides that, as long as an event of default (as specified and determined under the Intercreditor Agreement) does not exist under the Bank of America Credit Agreement and related security arrangements, the Company may pay interest and principal as due under the Convertible Notes. If an event of default (other than specified payment defaults or defaults arising from cross-defaults with respect to the Convertible Notes) occurs under the Bank of America Credit Agreement, Pequot must wait 180 days to receive and retain quarterly principal and interest payments under the Convertible Notes and to take specified enforcement actions against the Company. If Pequot exercises remedies against the Company with respect to the Convertible Notes, any proceeds Pequot receives from the exercise of such remedies must be applied to the Bank of America indebtedness until the Bank of America indebtedness is paid in full. The Intercreditor Agreement also provides for the transfer to Pequot of collateral secured under the Bank of America Credit Agreement if the indebtedness under the Bank of America Agreement is paid in full.

Conversion

General.    The Convertible Notes are convertible by their holders, at any time, into shares of Series A Preferred Stock. The number of shares of Series A Preferred Stock that will be issued upon conversion of Convertible Notes will equal:

•	the total principal amount and accrued but unpaid interest divided by

•	135% of the Series A Purchase Price (as such Series A Purchase Price is adjusted for preferred stock splits, preferred stock dividends and similar events but not for dilutive issuances of equity by the Company).

Automatic Conversion.    The Company, at its option, will have the right to cause the automatic conversion of the Convertible Notes into Common Stock at a conversion price equal to the Series A Purchase Price then in effect, if, any time following 18 months after December 9, 2003, the average closing price of the Common Stock over a 20 consecutive trading day period exceeds 2.5 times the Series A Purchase Price, as adjusted for dilutive equity issuances, stock splits, stock dividends and similar events.

Automatic conversion of the Convertible Notes may only occur if the Company has a currently effective registration statement on file with the SEC covering the resale of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock and the Convertible Notes and upon exercise of the Warrants and such shares are listed on AMEX or another stock exchange approved by the holders of a majority of the Series A Preferred Stock.

Events of Default

An event of default will occur under the Convertible Notes upon the happening of any of the following events:

•	any failure to pay principal on the Convertible Notes when due;

•	any failure to pay interest or other payments under the Convertible Notes within three business days of the due date for such payment;

•	any representation or warranty made pursuant to the Pequot Purchase Agreement or the Pequot Transaction Documents is proven to have been inaccurate in any material respect when such representation or warranty was made;

•	a default in the performance or observance in any material respect of specified covenants and agreements contained in the Pequot Purchase Agreement or the Pequot Transaction Documents that are not cured within specified cure periods;

•	subject to the terms of the Intercreditor Agreement, any lien securing the indebtedness under the Convertible Notes ceases to be valid, enforceable and perfected;

•	any default occurs or is declared which causes or would cause the acceleration of indebtedness under the Bank of America Credit Agreement or other senior credit facility of the Company and which has not been waived by Bank of America or other senior lender within 180 days;

•	any contractual default by the Company or its subsidiaries not cured within 180 days of its occurrence involving claimed actual damages greater than $2,000,000, with respect to which the other party commences exercise of its rights regarding such default;

•	any entrance of one or more judgments for more than $1,000,000 in the aggregate that remain uncured for 30 days;

•	any issuance of any writs or warrants of attachment, garnishment, execution or similar process exceeding an aggregate of $150,000 that remain uncured for 30 days;

•	any governmental approval obtained in connection with the Pequot Purchase Agreement or any other Pequot Transaction Document ceases to be in full force and effect, and such event or condition would have a material adverse effect on the Company and its subsidiaries or would materially adversely effect rights of the Company or its subsidiaries in the collateral securing the Convertible Notes;

•	a proceeding is instituted with respect to the insolvency, dissolution or winding-up of the Company or any of its subsidiaries or seeking appointment of a receiver, trustee, liquidator or similar party for the Company and its subsidiaries or for any substantial part of their assets;

•	the Company or any of its subsidiaries becomes insolvent or makes an assignment for the benefit of creditors;

•	specified adverse events occur with respect to government contracts, including government investigations and termination of any material contract due to fraud, misconduct, negligence or default; and

•	an event occurs that Pequot reasonably believes creates a material adverse effect on the Company and its subsidiaries, considered as a whole.

Upon an event of default, and subject to the rights of the Company’s senior lenders, holders of a majority of the principal amount outstanding under the Convertible Notes may declare the entire unpaid indebtedness under the Notes due and payable and may exercise any other remedy permitted by the Pequot Purchase Agreement, the Pequot Transaction Documents (including the Intercreditor Agreement) and law. If the event of default is due to the institution of proceedings for relief with respect to the Company or relating to the insolvency, liquidation or reorganization of the Company or similar matters, the indebtedness under the Convertible Notes will immediately become due and payable without any action by the holders. Following an event of default due to the nonpayment of principal, interest or other payments due under the Convertible Notes that continues for a period of twelve consecutive months, the holders of a majority of the Common Stock underlying the securities issued to Pequot will have the right to designate a majority of the Company’s Board of Directors. This right will terminate upon the payment of the amounts due under the Convertible Notes.

Terms of the Warrants

The Warrants expire on December 9, 2013. The Preferred Warrants are exercisable, at any time, to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock. The Note Warrants are exercisable, at any time, to purchase one share of Common Stock for every five shares of Common Stock issued or issuable upon conversion of the Convertible Notes. The Warrants are exercisable to purchase a maximum of 2,009,632 shares of Common Stock. The exercise price of the Warrants is $3.28 (representing a 47% premium to the Series A Purchase Price), subject to adjustment for stock splits, stock dividends and similar events.

Terms of the Stockholder’s Agreement

On December 9, 2003, in connection with our sale of securities to the Pequot funds, the Pequot funds and certain of our principal stockholders entered into a Stockholders Agreement pursuant to which they agreed to vote, or cause to be voted, all securities owned by them, or over which they have voting control, so as to fix the number of our directors at seven, and to nominate and elect the following directors:

•	our Chief Executive Officer, currently Sterling E. Phillips, Jr. or if there is no Chief Executive Officer, our President;

•	two directors designated by the holders of a majority of the stock held by the Pequot funds;

•	three non-employee directors designated by our Chief Executive Officer and acceptable to the Pequot funds; and

•	one independent director appointed by the holders of the majority of the stock held by the Pequot funds and acceptable to our Chief Executive Officer.

On December 9, 2003, our board of directors was constituted in accordance with the Stockholders’ Agreement and consists of Mr. Phillips, two directors designated by the Pequot funds (Gerald A. Poch and Martin M. Hale, Jr.), and three non-employee directors designated by Mr. Phillips (Peter Belford, Sr., Lincoln D. Faurer and Daniel R. Young). Mr. Poch is a Managing Director of Pequot Capital Management, Inc. and Mr. Hale is a Principal of Pequot Capital Management, Inc. (both of whom are General Partners of the Pequot funds). On February 27, 2004, Mr. Thomas Faulders was elected to the Board as the independent director appointed by the Pequot funds.

The Stockholders’ Agreement provides that if the Pequot funds hold less than specified percentages of the securities they originally purchased in the December 9, 2003 transaction, the Pequot funds will have the right to designate two, one or no directors. If the Pequot funds have the right to designate fewer than two directors, the voting provisions described above are adjusted in the manner described in the Stockholders’ Agreement.

If we fail to redeem the Series A preferred stock in accordance with its terms for a period of nine months, or we fail to pay principal, interest and other payments due under the convertible notes for a period of twelve months, then the Pequot funds may designate additional directors so that the Pequot funds’ directors comprise a majority of our board. Under the Stockholders’ Agreement, the parties agree to vote for the additional directors designated by the Pequot funds. The right to designate such additional directors will terminate if we redeem the preferred stock that it is required to be redeemed and pay the amounts then due under the convertible notes.

As of December 9, 2003, the parties to the Stockholders’ Agreement beneficially held 70.7% of our common stock.

Terms of the Registration Rights Agreement

On December 9, 2003, we also entered into a Registration Rights Agreement with the Pequot funds, pursuant to which we agreed to file with the Securities and Exchange Commission a registration statement within 30 days of December 9, 2003 registering the resale of the common stock underlying the Series A preferred stock, convertible notes and warrants sold to the Pequot funds. The registration statement of which this prospectus is a part has been filed in compliance with this obligation. The Registration Rights Agreement also provides the Pequot funds with piggyback registration rights with respect to certain underwritten offerings we initiate.

General.    The shares that are the subject of the Registration Rights Agreement include the Common Stock issued or issuable upon conversion of the Series A Preferred Stock and the Convertible Notes, and upon exercise of the Warrants (or any Common Stock deriving from any of the foregoing), and all other shares of Common Stock owned from time to time by the Pequot (the “Registrable Securities”).

Registration on Form S-3.    Under the Registration Rights Agreement, the Company has agreed to:

•	no later than 30 days of December 9, 2003, prepare and file with the SEC a registration statement on Form S-3 to permit a public offering and resale of the Registrable Securities under the Securities Act on a continuous basis;

•	use its reasonable best efforts to cause the registration statement to be declared effective by the SEC within 90 days from December 9, 2003 and to cause the Registrable Securities to be listed on AMEX;

•	cause such registration statement to remain effective until such time as all of the shares of Common Stock designated thereunder are sold or the holders thereof are entitled to rely on Rule 144(k) under the Securities Act for sales of the Registrable Securities without registration under the Securities Act and without compliance with the public information, sales volume, manner of sale or notice requirements of Rule 144(c), (e), (f) or (h) under the Securities Act; and

•	pay the registration expenses of the holders of the Registrable Securities that are included in the Form S-3 registration statement.

If, due to adjustments in conversion prices or similar events, the number of shares covered by such registration statement is less than the number of Registrable Securities, the Company will file amendments to such registration statement or additional registration statements so that all of the Registrable Securities are included in a registration statement.

Piggyback Registration Rights.    The Company has also granted Pequot piggyback registration rights under the Registration Rights Agreement, pursuant to which the Company will:

•	notify the holders of Registrable Securities at least 20 days prior to the anticipated filing date, whenever the Company proposes to register any of its securities in an underwritten offering under the Securities Act, subject to certain exemptions described in the Registration Rights Agreement;

•	include in any registration statement relating to such underwritten offering, subject to certain restrictions (including specified underwriter cutbacks), and on a pro rata basis, all Registrable Securities with respect to which the Company received a request for inclusion; and

•	pay the registration expenses of the holders of the Registrable Securities that are included in the piggyback registration.

Lock-Up Agreements.    If so requested by the managing underwriter of each of the Company’s first two registered offerings, each holder of Registrable Securities agrees not to sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction of, any securities of the Company held by such holder (other than those included in the registration or dispositions in private transactions) for a 30 day period (or such longer period requested by the managing underwriter which shall in no event exceed 90 days) after the effective date of any registration pursuant to the Registration Rights Agreement, unless the managing underwriter agrees otherwise. It is a condition to the imposition of such lock-up restriction that all officers and directors of the Company, all holders of at least five percent (5%) of the Company’s equity securities purchased from the Company and all other persons with registration rights are bound by similar restrictions on transfer.

PLAN OF DISTRIBUTION

For purposes of the following description, the term “selling stockholders” includes donees, pledges, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will have the sole discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Our common stock is traded on the American Stock Exchange under the symbol “NLX.” We will not receive any of the proceeds from this offering.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in resales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon default, the broker-dealer may sell the pledged shares pursuant to this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay certain fees and expenses in connection with the registration of the shares of common stock. We have also agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. To our knowledge, none of the selling stockholders has entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

Each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our Common Stock by the selling stockholders.

LEGAL MATTERS

The validity of the common stock offered by this prospectus has been passed upon for us by Holland & Knight LLP.

EXPERTS

The consolidated financial statements of Analex Corporation appearing in our Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION BY REFERENCE

The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934, prior to the sale of all of the shares covered by this prospectus:

(1)	Our annual report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 30, 2004;

(2)	Our current report on Form 8-K filed on March 1, 2004;

(3)	All of our filings pursuant to the Exchange Act after the date of filing of this registration statement and prior to effectiveness of the registration statement; and

(4)	The description of the our common stock contained in our registration statement on Form 8-A filed on March 3, 2003.

You may request a copy of these documents, which will be provided to you at no cost, by contacting:

Analex Corporation

5904 Richmond Highway, Suite 300

Alexandria, VA 22303

Attention: Investor Relations

Telephone: (703) 329-9400

Email: amber.gordon@analex.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Analex (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$4,474
Legal fees and expenses	$36,000
Accounting fees and expenses	$1,000
Miscellaneous expenses	$3,526

Total Expenses	$45,000

Item 15.    Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law (“DGCL”) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated the law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Analex has included such a provision in its Certificate of Incorporation, as amended (the “Certificate of Incorporation”).

Article EIGHTH of the Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the DGCL is amended to expand the indemnification permitted to directors or officers, Analex must indemnify those persons to fullest extent permitted by such law as so amended.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Analex’s Amended and Restated Bylaws provide for indemnification to the fullest extent permitted or authorized by the DGCL or judicial or administrative decisions of each person who was or is a party or threatened to be made a party, or is otherwise involved in any action, suit, or proceeding against any liability or loss suffered and reasonable expenses reasonably incurred by him by reason of the fact that he is or was a director or officer of Analex or was serving at the request of Analex as a director, officer, employee or agent of another corporation. The foregoing right of indemnification shall not be exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors, or otherwise.

Indemnification is required to be made unless Analex determines that the applicable standard of conduct required for indemnification has not been met. If Analex fails to make an indemnification payment in full within sixty days after a written claim has been received, the claimant may petition the court to file suit to recover the unpaid amount of such claim, and if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such suit, Analex shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Analex has purchased directors’ and officers’ liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16.    Exhibits.

3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2002, filed August 14, 2002).

3.2	Certificate of Amendment, dated November 19, 2001, to Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2002, filed August 14, 2002).

3.3	Certificate of Amendment, dated June 25, 2002, to Certificate of Incorporation (incorporated by reference to Exhibit 3.4 to the registrant’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2002, filed August 14, 2002).

3.4*	Certificate of Amendment, dated December 9, 2003, to Certificate of Incorporation.

3.5*	Certificate of Designations of, Powers, Preferences and Rights of Series A Convertible Preferred Stock.

3.6*	Amended and Restated Bylaws.

3.7**	First Amendment to Amended and Restated Bylaws.

4.1	Form of Convertible Secured Subordinated Promissory Note (incorporated by reference to Appendix F to the registrant’s definitive proxy statement on Schedule 14A filed November 7, 2003).

4.2	Form of Warrant issued to the Pequot Funds (incorporated by reference to Appendix G to the registrant’s definitive proxy statement on Schedule 14A filed November 7, 2003).

5.1*	Opinion of Holland & Knight LLP.

23.1***	Consent of Ernst & Young LLP.

23.2	Consent of Holland & Knight LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature pages to this Registration Statement).

99.1	Subordinated Note and Series A Convertible Preferred Stock Purchase Agreement, dated July 18, 2003, by and among Analex Corporation, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to Appendix A to the registrant’s definitive proxy statement on Schedule 14A filed November 7, 2003).

99.2	Stockholders’ Agreement, dated December 9, 2003, by and among Analex Corporation, Pequot Private Equity Fund III, L.P., Pequot Offshore Private Equity Partners III, L.P., Sterling E. Phillips, Jr., J. Richard Knop, C.W. Gilluly, Peter C. Belford, Sr., Lese Ann Kodger, Alexander Patterson and Gerald R. McNichols (incorporated by reference to Appendix E to the registrant’s definitive proxy statement on Schedule 14A filed November 7, 2003).

99.3	Registration Rights Agreement, dated December 9, 2003, by and between Analex Corporation and Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (incorporated by reference to Appendix D to the registrant’s definitive proxy statement on Schedule 14A filed November 7, 2003).

*	Filed with initial filing of this registration statement on January 8, 2004.
**	Filed with Amendment No. 1 to this registration statement on March 10, 2004.
***	Filed herewith.

Item 17.    Undertakings.

A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alexandria, Commonwealth of Virginia, on April 15, 2004.

ANALEX CORPORATION

By:	/s/ STERLING E. PHILLIPS, JR.	By:	/s/ RONALD B. ALEXANDER

	Sterling E. Phillips, Jr. Chairman and Chief Executive Officer (Principal Executive Officer)		Ronald B. Alexander Senior Vice President and Chief Financial Officer (Principal Financing and Accounting Officer)